FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending December 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

This announcement replaces the original announcements released on 16 April 2008 at 12.27 and 12.29; 17 July 2008 at 17.32; and 15 October 2008 at 16.40 and 16.41.

The Administrators of both the GlaxoSmithKline Performance Share Plan and the SmithKline Beecham Medium Term Incentive Plan (the "Plans") notified the Company on 23 December 2008 of corrections to the market prices of Ordinary share ADRs used to calculate the number of shares reinvested for the participants of the Plans detailed in the affected original announcements under the dividend reinvestment element of those Plans for dividends paid to shareholders on 10 April 2008 and 9 October 2008. Accordingly, the market prices of ADRs stated in respect of dividends paid to shareholders on 10 April and 9 October 2008 should have read $43.87, rather than $43.84, and $37.19, rather than $35.41, respectively; and the participants' increased interests in Ordinary share ADRs have been corrected.

Details in respect of JP Garnier are excluded from these replacement announcements as he is no longer a director of the Company.

Save as disclosed above, all other details remain unchanged.

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 15 April 2008 of an increase in their interests in Ordinary share ADRs at a price of $43.87 per ADR following the re-investment of the dividend paid to shareholders on 10 April 2008.

Mr D J Phelan	235.28

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell

Company Secretary

16 April 2008

  Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and Mr Phelan on 16 July 2008 of an increase in his interests in Ordinary share ADRs at a price of $48.40 per ADR following the re-investment of the dividend paid to shareholders on 10 July 2008.

Mr D J Phelan	178.82

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell

Company Secretary

17 July 2008

  Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and Mr Phelan on 14 October 2008 of an increase in his interests in Ordinary share ADRs at a price of $37.19 per ADR following the re-investment of the dividend paid to shareholders on 9 October 2008.

Mr D J Phelan	235.50

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell

Company Secretary

15 October 2008

  Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

The Administrators of the SmithKline Beecham Mid-Term Incentive Plan notified the Company and the under-mentioned persons on 15 April 2008 of an increase in their interests in Ordinary share ADRs at a price of $43.87 per ADR  following the re-investment of the dividend paid to shareholders on 10 April 2008.

Mr E J Gray	16.55
Mr D J Phelan	501.65

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell

Company Secretary

16 April 2008

  Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

The Administrators of the SmithKline Beecham Mid-Term Incentive Plan notified the Company and the under-mentioned persons on 14 October 2008 of an increase in their interests in Ordinary share ADRs at a price of $37.19 per ADR  following the re-investment of the dividend paid to shareholders on 9 October 2008.

Mr E J Gray	16.56
Mr D J Phelan	502.13

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell

Company Secretary

15 October 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: December 24, 2008

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc